

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Walter G. Borst
Chief Financial Officer
NAVISTAR INTERNATIONAL CORP
2701 Navistar Drive
Lisle, IL 60532

> **Re: NAVISTAR INTERNATIONAL CORP**
> **Form 10-K for the Year Ended October 31, 2019**
> **Filed December 17, 2019**
> **File No. 001-09618**

Dear Mr. Borst:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing